

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece



05006269

BY COURIER

No/Date : 5/D1 : 101/28-2-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL


SEC MAIL
RECEIVED
PROCESSING
MAR 0 4 2005
WASH. D.C.
179
SECTION

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer


PROCESSED
MAR 14 2005
THOMSON
FINANCIAL
3/14

Enclosure

- An announcement



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation S.A., in order to inform investors promptly and appropriately, according to article 277, paragraph 2c and 2d of the Regulation governing Athens Stock Exchange, is notifying its intention to

1. convene the Annual General Meeting of Shareholders of the Company, between 1st to 15th of May, 2005,
2. that the share will trade ex-dividend on May 24th, 2005, that is before June 17th 2005, maturity date of derivatives over shares (Futures and Options) and over the FTSE/ASE-20 index in the calculation of which PPC share participates and
3. start dividend payment for the fiscal year 2004, one (1) month after May 24th, 2005.

Athens, 28th February 2005



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : 5/Δ1 : 301 / 28-2-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation S.A., in order to inform investors promptly and appropriately, according to article 277, paragraph 2c and 2d of the Regulation governing Athens Stock Exchange, is notifying its intention to

1. convene the Annual General Meeting of Shareholders of the Company, between 1st to 15th of May, 2005,
2. that the share will trade ex-dividend on May 24th , 2005, that is before June 17th 2005, maturity date of derivatives over shares (Futures and Options) and over the FTSE/ASE-20 index in the calculation of which PPC share participates and
3. start dividend payment for the fiscal year 2004, one (1) month after May 24th, 2005.

Athens, 28th February 2005



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1:107|1.3.05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding a Directorate Change.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement regarding a Directorate Change



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The "PUBLIC POWER CORPORATION S.A.", pursuant to requirements that arises from the article 4 par.1e of the number 5/204/14-11-2000 decision of the BoD's of the Capital market Commission, notifies the assignment of Mr. Theodoros Kitsos in the place of the Company's General Manager of Human Resources and Organisation.

ATHENS 1/3/2005



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1:107|1.3.05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding a Directorate Change.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement regarding a Directorate Change



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The "PUBLIC POWER CORPORATION S.A.", pursuant to requirements that arises from the article 4 par.1e of the number 5/204/14-11-2000 decision of the BoD's of the Capital market Commission, notifies the assignment of Mr. Theodoros Kitsos in the place of the Company's General Manager of Human Resources and Organisation.

ATHENS 1/3/2005



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1 : 106/ 1.3.05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding EGM results.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement regarding EGM results



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Extraordinary General Meeting of the majority shareholders of Public Power Corporation S.A. called on Tuesday 28 February 2005 elected Mr. Dimitris Maniatakis as the new Managing Director of the company in accordance with the related legislation.
Mr. Maniatakis, Managing Director of ICAP S.A. and member of the Board of Directors of Public Power Corporation S.A., will assume his new duties immediately after the State Owned Enterprises' Committee of the Greek Parliament has issued an opinion in compliance with article 49A of the Parliament Regulation.

Furthermore, to complete the number of the members of the majority, the Greek Public Sector appointed Mr. Rafail Moysis, President of DEPA S.A. and former General manager of Public Power Corporation, to the Board of Directors. Mr. Moysis' election will take place today during the ordinary meeting of the Board of Directors of the company.

In Athens, on 1st March 2005



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1 : 106/ 1.3.05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding EGM results.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- An announcement regarding EGM results



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Extraordinary General Meeting of the majority shareholders of Public Power Corporation S.A. called on Tuesday 28 February 2005 elected Mr. Dimitris Maniatakis as the new Managing Director of the company in accordance with the related legislation.
Mr. Maniatakis, Managing Director of ICAP S.A. and member of the Board of Directors of Public Power Corporation S.A., will assume his new duties immediately after the State Owned Enterprises' Committee of the Greek Parliament has issued an opinion in compliance with article 49A of the Parliament Regulation.

Furthermore, to complete the number of the members of the majority, the Greek Public Sector appointed Mr. Rafail Moysis, President of DEPA S.A. and former General manager of Public Power Corporation, to the Board of Directors. Mr. Moysis' election will take place today during the ordinary meeting of the Board of Directors of the company.

In Athens, on 1st March 2005